FIGO Ventures, Inc.
3270 Electricity Drive
Wiindsor, ON Canada N8W 5JL

July 8, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  John Reynolds

Re:          FIGO Ventures, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 13, 2014
File No. 333-195306

Dear Mr. Reynolds:

I write on behalf of FIGO Ventures, Inc., (the “Company”) in response to Staff’s letter of June 25, 2014, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed June 13, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Selling Shareholders, page 10

1.           We reissue comment two from our letter dated May 29, 2014. Please revise the value of the underlying shares and the potential profit, as disclosed in the table on page 10 to also discuss the common stock being registered for conversion of the interest based upon the same market price used in the first table on page 10. In addition, as previously requested, please revise to provide clear disclosure of the increase in the price of the common stock since the issuance of the convertible debentures. Provide clear disclosure of the impact that price increase has had upon the value of those underlying shares and the potential profit to the selling shareholders. The price of $.05 was arbitrarily determined by the company and is significantly below the market price.

In response to this comment, the Company created a new table to reflect the discounted profit from interest on the underlying shares. The company used the closing price of the Company’s common stock to disclose a more accurate potential offering profit.

Description of Securities, page 12
Convertible Securities, page 14

2.           We note the additional disclosure regarding the January 11, 2007 loan. Please file the note as an exhibit.

In response to this comment, the Company does not have a copy of the January 11, 2007 note.  Neither the note nor the name of the lender are found in the Company’s filings. The Company has taken significant efforts to locate the note to no avail.  The Company contacted the prior auditor, Dale Matheson Carr-Hilton Labonte LLP, which audited the Company’s July 31, 2008 and 2007 financial statements found in the Company’s 10-KSB for the year ended July 31, 2008.  After conducting a search, Dale Matheson informed the Company that they do not have a copy of the note.   Despite not having a copy of the note, the material terms of the note were contained in the Company’s prior financial statements for the year ended July 31, 2008, and those terms are sufficient for all material purposes to accurately present the Company’s current financial statements. The note matured on January 11, 2009 and the statute of limitations will run on January 11, 2015. As such, the Company cannot file a copy of the note, but believes the present circumstances warrant a departure from the requirements of Item 601 of Regulation S-K.

Description of Business, page 14

3.           We note the disclosure added in response to comment four from our letter dated May 29, 2014 regarding the agreement between CGM and Mr. Arango. Please disclose the number of shares issued to Mr. Arango, the date those shares were issued, and the value of those shares.

In response to this comment, the Company is informed that CGM issued 250 shares of preferred stock of CGM to Mr. Arango with a face value per share of $1,000 on May 21, 2014.

Financial Statement Update and Accountant’s Consent

4.           Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and provide an updated accountant’s consent in any amendment.

In response to this comment, the Company included the April 30, 2014 financials in its amended filing.

Statements of Operations, page F-3

5.           We note you revised your financial statements in response to comment 9 of our letter dated May 29, 2014. The revision appears to be a restatement to correct an error. Please tell us how you complied with required disclosures pursuant to ASC 250-10-50. In addition, we note the date of your audit report on page F-1 is March 28, 2014. Please clarify whether your auditor audited the restated financial statements.

In response to this comment, the Company inadvertently treated the change as a recasting as opposed to a restatement. The amended filing will treat the change as a restatement pursuant to ASC 250-10-50 and the Company’s independent auditor’s report will be dated as of the completion of their audit procedures addressing the restatement.

Exhibits

6.           We note your response to comment 13 in our letter dated May 29, 2014. Please identify the documents attached to Exhibit 10.1 and clarify the reference to “See Attached Contract.” If there are any additional documents that are attachments to Exhibit 10.1, please identify and file them.

In response to this comment, the language in the Lease Assumption Agreement was poorly written.  The document that is attached and referred to as the “Attached Contract” is the document immediately following the signature page of the Lease Assumption Agreement and is titled, “Approving a work program and scheduled Wor1<s.”  This document is the concession contract (No. 7092) in English and Spanish for the mine held by CGM that was assigned to the Company.  There are no other documents attached or that should be attached to Exhibit 10.1.

Sincerely,

Ania Wlodarkiewicz